Filed Pursuant to Rule 433
Registration No. 333-150622
Pricing Term Sheet
January 20, 2010
NEWFIELD EXPLORATION COMPANY
Pricing Term Sheet — 2020 Fixed Rate Notes

Issuer:	Newfield Exploration Company
Security description:	Senior Subordinated Notes
Distribution:	SEC Registered
Face Amount:	$700,000,000*
Gross proceeds:	$693,763,000
Net proceeds to Issuer (before expenses):	$685,888,000
Coupon:	6.875%
Maturity:	February 1, 2020
Offering Price:	99.109% of face amount
Yield to maturity:	7.000%
Spread to Benchmark Treasury:	+335 bps
Benchmark Treasury:	UST 3.375% due November 15, 2019
Ratings:	Ba3/BB+
Interest Payment Dates:	February 1 and August 1
First Interest Payment Date:	August 1, 2010
Equity Clawback:	Up to 35% at 106.875% until February 1, 2013
Optional redemption:	Make-whole call @ T+50 bps prior to February 1, 2015 then:
	On or after:	Price:
	February 1, 2015	103.438%
	February 1, 2016	102.292%
	February 1, 2017	101.146%
	February 1, 2018 and thereafter	100.000%
Change of control:	Putable at 101% of principal plus accrued interest
CUSIP:	651290AN8
ISIN:	US651290AN85
Minimum Denominations/Integral Multiples:	$2,000 x $1,000
Trade date:	January 20, 2010
Settlement date:	T+3; January 25, 2010
Book-running manager:	J.P. Morgan
Co-managers:	Goldman, Sachs & Co.
Morgan Stanley
Tudor, Pickering, Holt & Co.
Wells Fargo Securities

*	The offering was upsized from an original principal amount of $650,000,000. As a result of the upsize and the offering price, the issuer’s as adjusted total long-term debt will be $2,344 million, and its as adjusted total capitalization will be $4,978 million.
The issuer has filed a registration statement (including a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement if you request it by calling J.P. Morgan Securities Inc. toll-free at 1-800-245-8812.